Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

April 3, 2019 and the Prospectus dated July 17, 2017

Registration No. 333-219323

Pricing Term Sheet

Terms Applicable to the Notes

Issuer:	General Motors Financial Company, Inc. (the “Issuer”)

Securities:	3.550% Senior Notes due 2022 (the “Notes”)

Ranking of the Notes:	Senior unsecured

Trade Date:	April 3, 2019

Settlement Date:	April 8, 2019 (T+3)*

Form of Offering:	SEC-Registered (Registration No. 333-219323)

Aggregate Principal Amount:	$1,250,000,000

Final Maturity Date:	July 8, 2022

Public Offering Price:	99.937%, plus accrued and unpaid interest, if any, from April 8, 2019

Benchmark Treasury:	2.375% due March 15, 2022

Benchmark Treasury Price and Yield:	100-07+; 2.292%

Spread to Benchmark Treasury:	+128 bps

Yield to Maturity:	3.572%

Coupon:	3.550%

Interest Payment Dates:	January 8 and July 8 of each year, commencing on July 8, 2019

Day Count Convention:	30 / 360

Optional Redemption:	Prior to maturity, make-whole call at T+20 bps

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	37045X CU8 / US37045XCU81

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Commerz Markets LLC Deutsche Bank Securities Inc. Mizuho Securities USA LLC TD Securities (USA) LLC

Co-Managers:	BB Securities Limited C.L. King & Associates Guzman & Company ING Bank N.V. U.S. Bancorp Investments, Inc.

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: BNP Paribas Securities Corp., 787 Seventh Avenue, New York, New York 10019, Attention: Syndicate Desk, Tel: 212-841-2871, Toll Free: 1-800-854-5674, Email: new.york.syndicate@bnpparibas.com; Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, Attention: General Counsel (Facsimile: (646) 291-1469); Commerz Markets LLC, 225 Liberty Street, 32nd Floor, New York, New York 10281, Attention: Syndicate Desk, Toll Free: 1-800-233-9164; Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Debt Capital Markets Syndicate, with a copy to General Counsel, (Facsimile: (646) 374-1071); Mizuho Securities USA LLC, 320 Park Avenue, 12th Floor, New York, New York 10022, Attention: Debt Capital Markets and TD Securities (USA) LLC, 31 West 52nd Street, 2nd Floor, New York, New York 10019, Attention: Debt Capital Markets Syndicate and Toll Free 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2